EXHIBIT 12.1

NCI Building Systems, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands)

	Years Ended
	Oct. 31,	Oct. 31,	Nov. 2,	Nov. 1,	Oct. 30,
	2000	2001	2002	2003	2004

Income from continuing operations	$44,407	$16,535	$31,314	$22,800	$44,890
Income taxes for continuing operations	32,866	16,151	19,535	14,758	29,767

	77,273	32,686	50,849	37,558	74,657

Fixed charges, as defined:
Interest	39,069	33,090	21,591	19,777	15,126
Interest component of rentals charged to operating expense	655	657	621	540	469
Deferred financing charges	—	—	—	—	9,879

Total fixed charges	39,724	33,747	22,212	20,317	25,474

Earnings, as defined	$116,997	$66,433	$73,061	$57,875	$100,131

Ratio of earnings to fixed charges	$2.95	$1.97	$3.29	$2.85	$3.93